E·R·

19005964

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2019

Washington

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Charter Oak Asset Management, Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

1520 Highland Avenue

(No. and Street)

Cheshire   **Ct**   **06410**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Malik   (203) 272-3597 x 1

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Federico & Sette, P.C.

(Name – if individual, state last, first, middle name)

2690 Whitney Avenue	**Hamden**	**CT**	**06518**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

RMS

OATH OR AFFIRMATION

I, Robert S. Malik _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charter Oak Asset Management, Inc. _____, as of December 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Sworn to and subscribed before me this 22 day of Feb, 20 19	_[Signature]_
	Signature
[Notary signature: Linda A. Malik]	President
Notary Public	Title

LINDA A. MALIK
NOTARY PUBLIC OF CONNECTICUT
My Commission Expires 6/30/2020

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [✓] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARTER OAK ASSET MANAGEMENT, INC.
ANNUAL AUDITED FINANCIAL STATEMENTS
AND REQUIRED REGULATORY REPORTS
FOR THE YEAR ENDED
DECEMBER 31, 2018



Federico
& Sette, P.C.
A Professional Corporation of
Certified Public Accountants
and Consultants

CHARTER OAK ASSET MANAGEMENT, INC.
ANNUAL AUDITED FINANCIAL STATEMENTS
AND REQUIRED REGULATORY REPORTS
FOR THE YEAR ENDED
DECEMBER 31, 2018

Table of Contents

Section 1:

Audited Financial Statements for the Year Ended
December 31, 2018

Section 2:

Independent Registered Accounting Firm's Report on
Internal Control

Section 3:

Independent Registered Accounting Firm's Review Report on
Management's Exemption Statements

Section 4:

Report on Agreed Upon Procedures for Entity's SIPC
Assessment Reconciliation

Section 1:

**Audited Financial Statements for the Year Ended
December 31, 2018**

CHARTER OAK ASSET MANAGEMENT, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2018

Federico & Sette, P.C.

MICHAEL J. FEDERICO, C.P.A.

LYNN V. SETTE, C.P.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Stockholders of:
Charter Oak Asset Management, Inc.
Cheshire, Connecticut

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Charter Oak Asset Management, Inc. as of December 31, 2018 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Charter Oak Asset Management, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered registered with the Public Company Accounting Oversight Board (United States)(PCAOB)and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAO Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures including examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

A Professional Corporation of Certified Public Accountants and Consultants

2690 WHITNEY AVENUE • P.O. BOX 185220 • HAMDEN, CT 06518 • 203.248.9966 TEL • 203.248.1473 FAX

Critical Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. We determined that there are no critical audit matters.

Supplementary Information & Supporting Schedules

The accompanying supplementary information which includes the Computation of Net Capital, Computation of Basic Net Capital Requirements, and the Schedules of General and Administrative Expenses, has been subjected to audit procedures performed in conjunction with the audit of Charter Oak Asset Management, Inc.'s financial statements. This supplementary information is the responsibility of Charter Oak Asset Management, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented as supplementary information to the financial statements. In forming our opinion on the presented supplementary information, we evaluated whether the supplementary information, including its form and content is presented in conformity with 17 C.F.R § 240.17a-5. In our opinion, the Computation of Net Capital, Computation of Basic Net Capital Requirements, and the Schedules of General and Administrative Expenses is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 1987.

Hamden, Connecticut
February 12, 2019

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Current Assets:
 Cash and Cash Equivalents $ 167,714

Total Current Assets $ 167,714

Fixed Assets:
 Office Equipment   18,403
 Furniture & Fixtures   22,503
 Total Fixed Assets   40,906
 Less: Accumulated Depreciation   (32,473)

Fixed Assets - Net   8,433

Other Assets:
 Security Deposits   1,709

   Total Other Assets   1,709

   TOTAL ASSETS $ 177,856

FEDERICO & SETTE, P.C. • CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS • HAMDEN, CT

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:
  Accounts Payable $ 16,847

 Total Liabilities   16,847

Stockholder's Equity: - Exhibit B
 Common Stock - no par, 5,000 shares
  authorized, 2,100 shares issued and
   outstanding   7,000
 Retained Earnings - Exhibit B   154,009

 Total Stockholder's Equity   161,009

  TOTAL LIABILITIES AND
  STOCKHOLDER'S EQUITY $177,856

See Accompanying Notes to Financial Statements

FEDERICO & SETTE, P.C. • CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS • HAMDEN, CT

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2018

EXHIBIT B

	Common Stock	Retained Earnings	Total
Balance at: December 31, 2017	$ 7,000	$ 150,507	$ 157,507
Net Income - Exhibit C		103,502	103,502
Distribution of Previously Taxes Income - AAA		(100,000)	(100,000)
Balance at December 31, 2018	$ 7,000	$ 154,009	$ 161,009

See Accompanying Notes to Financial Statements

FEDERICO & SETTE, P.C. • CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS • HAMDEN, CT

EXHIBIT C

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED
DECEMBER 31, 2018

Services	$	622,611
General & Administrative Expenses		519,838
Operating Income		102,773
Other Income & (Expense):		
Dividend Income		2,552
Depreciation Expense	(	1,823)
NET INCOME	$	103,502

See Accompanying Notes to Financial Statements

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2018

Cash Flows from Operating Activities:

  Net Income - Exhibit C $ 103,502

Adjustments to reconcile net income to
net cash flows used by operating activities:

    Depreciation   1,823
    Increase in Accounts Payable   8,174

    Net Cash Flows Provided By
      Operating Activities   113,499

Cash Flows From Investing Activities:
    Cash Paid for Office Equipment   (887)

Cash Flows From Financing Activities:
    Distributions of Previously Taxed Income   (100,000)

    Net Decrease in Cash   12,612

Cash and Cash Equivalents - January 1, 2018   155,102

Cash and Cash Equivalents - December 31, 2018 $ 167,714

Supplemental Disclosure of Cash Flow Information

        Cash Paid for Income Taxes $ 0

See Accompanying Notes to Financial Statements

CHARTER OAK ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS

1. Organization:

Charter Oak Asset Management, Inc. was organized and incorporated on February 27, 1987. The Corporation's stock is wholly owned by Robert Malik. The Company is engaged in providing investment advice to the general public.

2. Summary of Significant Accounting Policies:

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates and those differences may be material.

Fixed assets are stated at historical cost. Depreciation is computed utilizing the straight line method over the assets estimated useful life.

For the purpose of the statement of cash flows the Company considers cash in its operating accounts as cash and cash equivalents.

Advertising and/or promotion costs, if incurred, are included in general and administrative expenses, and are expensed as incurred.

3. Income Taxes:

    The Company has elected to be taxed as a Subchapter "S"
    Corporation under Section 1362 in The Internal Revenue
    Code. This section provides that in lieu of corporate
    income taxes, the stockholder is taxed on the Company's
    taxable income.

    The tax periods which are still open for taxing authority
    examination are the years ended December 31, 2016, 2017
    and 2018. There are currently no examinations in
    process.

4. Net Capital Requirements:

    The Company is subject to the SEC net capital rule 15c
    3-1, which requires the maintenance of minimum net
    capital and requires the ratio of aggregate indebtedness
    to net capital, both as defined, shall not exceed 15 to
    1. At December 31, 2018, the Company had net capital of
    $150,815 which was $145,815 in excess of its required
    net capital of $5,000.

5. SEC Rule 15c3-3 Exemption:

    Charter Oak Asset Management, Inc. claims an exemption
    from Securities and Exchange Commission Rule 15c3-3 as
    a result of its limited business activities as a Broker
    Dealer as outlined at Rule 15c3-3(k)(1)*i, ii, and iii.*

CHARTER OAK ASSET MANAGEMENT, INC.
NOTES TO THE FINANCIAL STATEMENTS

6. Leasing Arrangements:

The Company operates from office space located at 1520
Highland Avenue, Cheshire, Connecticut. The lease is a
one year lease that was renewable for an additional one
year period. The Company exercised a lease renewal
through August 31, 2018. Since then, the rent is on a
month to month basis. The Company is currently paying
rent at the base rate of $ 2,255 per month. Rent expense
for the year ended December 31, 2018 was $ 29,147.

7. Pension Plan:

The Company maintains a Simplified Employee Pension for
all eligible employees. The Company contributed
$ 58,693 for the year ended December 31, 2018

8. Subsequent Events:

Management has evaluated subsequent events through
February 12, 2019 the date of which the financial
statements were available to be issued. No significant
subsequent events have been identified that would
require adjustment of or disclosure in the accompanying
financial statements.

SUPPLEMENTARY INFORMATION
AND SUPPORTING SCHEDULES

See Accompanying Independent Registered Public Accounting Firm's Report

CHARTER OAK ASSET MANAGEMENT, INC.
SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED
DECEMBER 31, 2018

Broker Dealer Dues & Fees	$ 5,208
Research and Product Development	15
Auto Expense	3,154
Donations	22,545
Equipment Maintenance	439
Insurance	32,630
Legal & Accounting	8,667
Office Expenses	17,318
Meetings & Seminars	217
Pension Expense	58,693
Postage	1,675
Software	2,100
Rent	29,147
Salaries	293,463
Subscriptions	11,106
Taxes - Payroll	20,168
Taxes - Other	8,482
Telephone & Utilities	4,811
Total General & Administrative Expenses	$ 519,838

See Accompanying Independent Auditor's Report on Supplemental Information

FEDERICO & SETTE, P.C. • CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS • HAMDEN, CT

CHARTER OAK ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2018

Total Ownership Equity $ 161,009

Total Non-Allowable Assets   (10,142)

Net Capital Before "Haircuts"   150,867

Less: "Haircuts"   (52)

Net Capital $ 150,815

No Material Differences Exist

See Accompanying Independent Auditor's Report on Supplemental Information

CHARTER OAK ASSET MANAGEMENT, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2018

A. Minimum Net Capital Required $ 1,123
    (Based on Aggregate Indebtedness
       6.67% of AI)

B. Minimum Dollar Requirement   5,000

    Net Capital Requirement:
      Greater of A or B   5,000

    Excess Net Capital   145,815

    Net Capital less the Greater of 10%
    of AI or 120% of Min. Net Capital   144,815

    Total AI Indebtedness
      (AI Liabilities from Balance
          Sheet) $16,847

                No Material Differences Exist

See Accompanying Independent Auditor's Report on Supplemental Information

FEDERICO & SETTE, P.C. • CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS • HAMDEN, CT

Section 2:

**Independent Registered Accounting Firm's Report on
Internal Control**

CHARTER OAK ASSET MANAGEMENT, INC.
INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL



Federico MICHAEL J. FEDERICO, C.P.A.

Sette, P.C. LYNN V. SETTE, C.P.A.

To the Board of Directors
Charter Oak Asset Management, Inc.:

In planning and performing our audit of the financial statements
of Charter Oak Asset Management, Inc.(the Company) as of and for
the year ended December 31, 2018 in accordance with auditing
standards generally accepted in the United States of America, we
considered the Company's internal control over financial reporting
as a basis for designing our auditing procedures for the purpose
of expressing our opinion on the financial statements, but not for
the purpose of expressing an opinion on the effectiveness of the
Company's internal control. Accordingly, we do not express an
opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1)of the Securities and Exchange
Commission, we have made a study of the practices and procedures
followed by the Company including consideration of control
activities for safeguarding securities. This study included tests
of such practices and procedures that we considered relevant to
the objectives stated in Rule 17a-5(g) in making the periodic
computations of aggregate indebtedness and net capital under Rule
17a-3(a)(11) and for determining compliance with the exemptive
provisions of 15c3-3. Because the Company does not carry
securities accounts for customers or perform custodial functions
relating to customer securities, we did not review the practices
and procedures followed by the Company in any of the following:

     1. Making quarterly securities examinations, counts,
       verifications and comparisons and recordation of
       differences required by 17a-13.

     2. Complying with the requirements for prompt payment for
       securities under Section 8 of Federal Reserve
       Regulation T of the Board of Governors of the Federal
       Reserve System.

The management of the Company is responsible for establishing and
maintaining internal control and the practices and procedures
referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required
to assess the expected benefits and related costs of controls and

of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2018, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, and the Financial Investment Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hamden, Connecticut
February 12, 2019

Section 3:

Independent Registered Accounting Firm's Review Report on Management's Exemption Statements

CHARTER OAK ASSET MANAGEMENT, INC.

INDEPENDENT ACCOUNTANTS REVIEW REPORT
ON MANAGEMENT'S EXEMPTION STATEMENTS
DECEMBER 31, 2018



Federico Michael J. Federico, C.P.A.

&Sette, P.C. Lynn V. Sette, C.P.A.

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying *Rule 17A-5 Exemption Report*, in which Charter Oak Assets Management, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Charter Oak Asset Management, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: *(k)(1) I, ii, and iii* (the "exemption provisions") and Charter Oak Asset Management, Inc. stated that Charter Oak Asset Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. *Charter Oak Asset Management, Inc.'s* management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Charter Oak Asset Management's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph *(k)(1) I, ii, and iii* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hamden, Connecticut
February 12, 2019

A Professional Corporation of Certified Public Accountants and Consultants

2690 Whitney Avenue • P.O. Box 185220 • Hamden, CT 06518 • 203.248.9966 tel • 203.248.1473 fax



CHARTER OAK ASSET MANAGEMENT, INC.

Exemption Report (Rule 17A-5)

Our report for the 1/1/2018 to 12/31/2018 period is as follows:

1. Charter Oak Asset Management, Inc. claims an exemption from Securities and Exchange Commission Rule 15c3-3 as a result of its <u>limited business</u> activities as a Broker Dealer as outlined at Rule 15c3-3(k) (1) i, ii, and iii.

2. For the entire 12 month period, Charter Oak Asset Management, Inc. has met the necessary exception requirements to make this claim.

3. To the best of our knowledge Charter Oak Asset Management, Inc. was able to make this claim for the entire time period.

Very truly yours,

Robert S. Malik

President

Section 4:

**Report on Agreed Upon Procedures for Entity's SIPC
Assessment Reconciliation**

CHARTER OAK ASSET MANAGEMENT, INC
REPORT ON AGREED UPON PROCEDURES FOR
ENTITY'S SIPC ASSESSMENT RECONCILIATION
FOR THE YEAR ENDED
DECEMBER 31, 2018



Federico MICHAEL J. FEDERICO, C.P.A.

&Sette, P.C. LYNN V. SETTE, C.P.A.

<u>Independent Registered Accounting Firm's Report on Agreed</u>
<u>Upon Procedures Related to an Entity's SIPC Assessment</u>
<u>Reconciliation</u>

To the Board of Directors of:
Charter Oak Asset Management, Inc.
1520 Highland Avenue
Cheshire, CT   06410

In accordance with Rule 17a-5(e)(4) under the Securities
Exchange Act of 1934, we have performed the procedures
enumerated below with respect to the accompanying Schedule of
Assessment and Payments [General Assessment Reconciliation
(Form SIPC-7)] to the Securities Investor Protection
Corporation (SIPC) for the year ended December 31, 2018, which
were agreed to by Charter Oak Asset Management, Inc. and the
Securities and Exchange Commission, Financial Industry
Regulatory Authority, Inc. SIPC , soley to assist you and the
other specified parties in evaluating Charter Oak Asset
Management Inc.'s compliance with the applicable instructions
of the General Assessment Reconciliation (Form SIPC-7).
Charter Oak Asset Management Inc.'s management is
responsible for Charter Oak Asset Management Inc.'s
compliance with those requirements. This agreed-upon
procedures engagement was conducted in accordance with
attestation standards established by the American Institute
of Certified Public Accountants. The sufficiency of these
procedures is solely the responsibility of those parties
specified in this report. Consequently, we make no
representation regarding the sufficiency of the procedures
described below either for the purpose for which this report
has been requested or for any other purpose. The procedures
we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-
   7 with respective cash disbursement records of
   payments, noting no differences.

A Professional Corporation of Certified Public Accountants and Consultants
2690 WHITNEY AVENUE • P.O. BOX 185220 • HAMDEN, CT 06518 • 203.248.9966 TEL • 203.248.1473 FAX

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting reconciliation schedules, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules supporting the adjustments noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 12, 2019